COSÌ, INC. 1751 Lake Cook Road, Suite 600 Deerfield, Illinois 60015 Main Tel: (847) 597-8800 Main Fax: (847) 597-8884 Website: www.getcosi.com	Writer’s Direct Information Vicki Baue V. P. & General Counsel, CCO Direct Tel: (847) 597-8818 E-Mail: vbaue@getcosi.com

June 1, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	J. Nolan McWilliams Justin Dobbie Division of Corporation Finance

Re:	Cosi, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed May 30, 2012 File No. 333-180688 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 460 and Rule 461 under the Securities Act of 1933, as amended, Cosi, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern time, on Friday, June 1, 2012, or as soon thereafter as practicable.

The Registrant acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, COSI, INC. By: /s/ Vicki Baue Name: Vicki Baue Title: V.P. and General Counsel